Exhibit 12.1

			Simmons Company
			Ratio of Earnings to Fixed Charges

			Successor							Predeccessor
	For the Year Ended Dec. 29, 2007		For the Year Ended Dec. 30, 2006		For the Year Ended Dec. 31, 2005		For the Year Ended Dec. 25, 2004		For the Period from Dec. 20, 2003 through Dec. 27. 2003	For the Period from Dec. 29, 2002 through Dec. 19. 2003
Pre-tax income (loss) from operations	$32.6		$72.0		$6.0		$35.3		$(8.0)	$(42.9)
Fixed charges:
Interest expense and amortization of debt
discount and financing costs	75.7		79.9		70.4		44.2		4.7	45.3
Rentals - 13% (1)	3.0		3.2		3.4		2.8		0.1	3.9
Total fixed charges	78.7		83.1		73.8		47.0		4.8	49.2

Earnings before income taxes and fixed charges	$111.3		$155.1		$79.8		$82.3		$(3.3)	$6.3

Ratio of earnings to fixed charges (2)	1.41	x	1.87	x	1.08	x	1.75	x	(A)	.13	x

(1)  The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

(2)  Earnings were insufficient to cover fixed charges in predecessor period 2003 by $42.9 million.

(A)  In successor period 2003 the Company's earnings were insufficient to cover fixed charges.  We would need an amount equal to $8.0 million to cover this deficiency.